FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                      Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934

                      For the month of August 31, 2001


                           Sense Technologies Inc.
                           _______________________
              (Translation of registrant's name into English)


                             305-595 Howe Street
                           Vancouver, B.C. V6C 2T5
                          _________________________
                   (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X           Form 40-F
                             ---                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the informati(on to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes  X                     No
                       ---                       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-2978
                                -----------

BCSC

QUARTERLY AND YEAR END REPORT
BC FORM 51-901 F
(previously Form 61)

ISSUER DETAILS

                                                        DATE OF REPORT
NAME OF ISSUER                 FOR THE QUARTER ENDED       YY/MM/DD
--------------                 ---------------------      -----------

SENSE TECHNOLOGIES INC.           August 31, 2001          01/10/15

ISSUER'S ADDRESS
----------------

595 Howe Street

CITY/PROVINCE        POSTAL CODE      ISSUER FAX NO.    ISSUER TELEPHONE NO.
-------------        ------------     --------------    --------------------
Vancouver BC           V6C 2T5         (604) 688-9727    (604) 682-7878

CONTACT PERSON       CONTACT'S POSITION                CONTACT TELEPHONE NO.
-------------        -------------------               ---------------------
Gerry McIlhargey          President                        (604) 682-7878

CONTACT EMAIL ADDRESS                     WEB SITE ADDRESS
----------------------                    ----------------
gmcilhargey@sc.com                          sensetech.com

CERTIFICATE
-----------
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors.
A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE       PRINT FULL NAME           DATE SIGNED
--------------------      -----------------         -------------
 "Gerry McIlhargey"       GERRY MCILHARGEY           01/10/15 (YY/MM/DD)


DIRECTOR'S SIGNATURE       PRINT FULL NAME           DATE SIGNED
--------------------      -----------------          ---------------
 "Bruce Schriener"         BRUCE SCHRIENER           01/10/15 (YY/MM/DD)

                           SENSE TECHNOLOGIES INC.
                               QUARTERLY REPORT
                  for the six months ended August 31, 2001
                   ________________________________________


Schedule A:   Financial Information
              - See financial statements attached

Schedule B:   Supplementary Information

         1.   Analysis of expenses and deferred costs:
              - See financial statements attached

              Advertising and Marketing
                Public relationS                        $  50,364
                Government lobbying                        46,036
                Meals and entertainment                     7,268
                                                         ________
                                                         $103,668
                                                         ========

         2.   Related party transactions:

              Aggregate amount of expenditures made to parties not at arm's-length consist of expenses incurred with shareholders of the company and any accounting firm of which a director is a partner.

                Legal and accounting                    $   6,419
                Royalties expense                           7,348
                                                         ________
                                                        $  13,767
                                                         ========


         3. Summary of securities issued and options granted during the period:

              (a) The following common shares were issued:

                                 Type
                 Date          Of Issue            #       Price
                 ----          --------          ------    -----
              Jul 23/01    Settlement of debt    59,406    $6.04


               Total           Type of
              Proceeds      Consideration    Commisstion
              --------      -------------    -----------
              $358,992     Debt settlement      $Nil

              (b) There were no common share purchase options issued during the period under review.

         4.   Summary of securities as at the end of the reporting period:

              (a) Authorized and issued share capital.
                  - See Note 2 to the financial statements attached

              (b) Summary of options outstanding.
                  - See Note 2 to the financial statements attached

              (c) Summary of warrants outstanding:  Nil

              (d) Total number of shares in escrow:  5,970,190

Sense Technologies Inc.
Quarterly Report-Page 2
for the six months ended August 31, 2001
_______________________________________

         5.   List of the directors and officers as at the date of this report:
                Gerald McIlhargey, President and Director
                Bruce Schriener, Director
                Stan Kingshott, Director
                George Clark, Director
                Cynthia Schroeder, Director

Schedule C:   Management Discussion
              - See attached

                           SENSE TECHNOLOGIES INC.
                              QUARTERLY REPORT
                   for the six months ended August 31, 2001
                   _______________________________________

Schedule C:	Management Discussion

1.  Description of Business
    _______________________

    Sense Technologies Inc. ("Sense" or the "Company") holds an exclusive license to manufacture, distribute, market and sublicense world-wide, a patented technology which is used to produce a backup obstacle detection/ collision warning system utilizing microwave radar technology using the Doppler Shift Principle. Sense is using this technology to produce the Guardian Alert( Backup System for use on motor vehicles. Sense intends to sell the units for use in the after market for existing motor vehicles and to negotiate agreements with Original Equipment Manufacturers ("OEM") to license the use of the product on factory produced motor vehicles. To this end, Sense has concentrated its efforts in demonstrating the technology to Federal and State governments in the United States to create safety legislation requiring the use of devices such as the Guardian Alert( Backup System. Sense continues to refine its commercial product by responding to changes required by the target markets that are being addressed. Sense has granted a sublicense to S&S Distributing of Elkhorn, Nebraska ("S&S") which is wholly owned by an affiliate of Sense, to adapt and sell the Guardian Alert(TM) device in the motor vehicle market. Additionally, Sense is actively seeking to develop further opportunities in markets not licensed to S&S.

2.  Discussions of Operations and Financial Condition
    _________________________________________________

    Related Party Transactions
    __________________________

    During the six months ended August 31, 2001, Sense incurred the following expenses and revenues with directors and shareholders: interest income of $50,452, royalties expense of $7,348 and accounting fees of $6,419.

    Discussion of Operations
    ________________________

    Sales for the six months ended August 31, 2001 were $272,113 compared to $Nil for the corresponding period, an increase of $272,113. This increase in sales was due to a new relationship with Fleetpride, a commercial installer and retailer with approximately 160 locations throughout the United States.

    Significant expenditures for Sense during the period were as follows:

    Advertising and Marketing:
    _________________________

    Expenditure for advertising and marketing decreased from $212,170 in 2000 to $103,668 in the current period, an decrease of $108,502. The principal reason for the decrease was a decreased number of trips to Washington, D.C. to meet with Members of Congress and the Department of Transportation ("DOT") to create safety legislation requiring the use of devices such as the Guardian Alert Backup System, as such relationships have previously been established and are now being maintained and enhanced.

Sense Technologies Inc.
Quarterly Report-Page 2
for the six months ended August 31, 2001
_______________________________________

    Consulting Fees:
    ________________

    Sense incurred $115,376 in consulting fees for the six months ended August 31, 2001 compared to $115,098 for the comparative period, an increase of $278. Consulting fees relate primarily to ongoing engineering costs on the Guardian Alert(TM) Backup System.


    Travel:
    _______

    Sense incurred $101,493 in travel expense in the six months ended August 31, 2001, compared to $61,218 for the comparative period, an increase of $40,275. Travel increased because of significantly more meetings with automotive manufactures and travel associated with the continued meetings with Members of Congress and the DOT.


    Interest on Long Term Debt:
    __________________________

    Interest on long term debt of $120,555 was incurred on the Convertible Promissory Notes for the period ended August 31, 2001 as compared to $9,000 for the comparative period.


    Wages and Benefits:
    __________________

    Sense incurred wages expense of $202,661 for the six months ended August 31, 2001 compared to $40,413 for the comparative period. The increase is a result of Sense hiring full-time employees to concentrate on increasing sales on the Guardian Alert( Backup System.

    Sense reported a net loss of $1,116,058 or $0.10 per share for the six months ended August 31, 2001 compared to a net loss of $730,450 or $0.07 per share for the six months ended August 31, 2000.

    Sense is continuing to actively pursue business opportunities with OEMs as well as expansion of product distribution into other markets around the world. Sense has signed a joint venture research and development agreement with DaimlerChrysler and is enthused about further opportunities with this company. Sense is also continuing to deal with other OEMs and Tier 1 manufacturers to the automotive industry.


3.  Liquidity and Solvency
    ______________________

    Management of Sense is in the maturing stages of raising additional financing by virtue of a 506 Regulation D offering of up to US$10,000,000 through 10% Convertible Promissory Notes.

                           SENSE TECHNOLOGIES INC.
                        INTERIM FINANCIAL STATEMENTS
                              August 31, 2001

                         (Stated in Canadian Dollars)

                     (Unaudited - See Notice to Reader)
                     __________________________________

                               NOTICE TO READER


We have compiled the balance sheet of Sense Technologies Inc. as at August 31, 2001 and the statements of loss, deficit and cash flows for the six months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.


Vancouver, Canada                                         "AMISANO HANSON"

October 10, 2001                                          Chartered Accountants

                           SENSE TECHNOLOGIES INC.
                               BALANCE SHEETS
                      May 31, 2001 and February 28, 2001
                         (Stated in Canadian Dollars)
                      (Unaudited - See Notice to Reader)
                      __________________________________

                                    ASSETS
                                    ______
                                                August 31,    February 28,
                                                   2001          2001
Current                                            ____          ____

  Cash and cash equivalents                     $    46,858   $   804,119
  Accounts receivable                               111,440       166,672
  Promissory note receivable                         37,395        37,395
  Inventory                                       1,464,423     1,607,843
  Prepaids                                           16,734        34,069

                                                  2,676,850     2,650,098
Long-term promissory note receivable - Note 4     1,183,774     1,132,989
Capital assets                                      174,969       136,742
Licence fees                                        244,801       307,521
Deferred development costs                          439,824       555,109
Patent costs                                          8,923         4,706
                                                 __________    __________
                                                $ 3,729,141   $ 4,787,165
                                                 ==========    ==========

                                  LIABILITIES
                                  ___________
Current
  Accounts payable                              $   235,359   $   558,367
  Current portion of convertible promissory
    notes payable                                 2,326,200       652,842
                                                 __________    __________

                                                  2,561,559     1,211,209
Convertible promissory notes payable                      -     1,526,930
                                                  _________     _________
                                                  2,561,559     2,738,139


                             SHAREHOLDERS' EQUITY
                             ____________________

Share capital - Note 2                            9,242,371     8,883,379
Contributed surplus                                   7,500         7,500
Convertible promissory note payable                       -       124,378
Deficit                                          (8,082,289)   (6,966,231)
                                                 __________    __________
                                                  1,167,582     2,049,026
                                                 __________     _________
                                                $ 3,729,141     4,787,165
                                                 ==========     =========

                          SEE ACCOMPANYING NOTES

                           SENSE TECHNOLOGIES INC.
                             STATEMENT OF LOSS
                 for the six months ended August 31, 2001
                        (Stated in Canadian Dollars)
                     (Unaudited - See Notice to Reader)
                     __________________________________

                                              3 months ended August 31,     6 months ended August 31,
                                                    2001        2000              2001         2000
                                                    ____        ____              ____         ____
Sales                                           $         -   $         -     $   272,113   $         -
Direct costs - Schedule 1                           351,625       109,363         589,844       209,762
                                                  _________    __________      __________    __________
Gross margin (loss)                               ( 351,625)   (  109,363)     (  317,731)   (  209,762)
                                                  _________    __________      __________    __________
Expenses
  Advertising and marketing                          49,388       172,449         103,668       212,170
  Amortization                                       30,848        29,865          61,695        57,643
  Automobile                                          7,801         5,969          13,819        10,560
  Consulting fees                                    49,348        63,523         115,376       115,098
  Filing fees                                         1,187        19,705           1,237        20,155
  Insurance                                          13,466           671          28,993         4,670
  Interest and bank charges                             153           194             647           338
  Interest on convertible promissory notes           60,027         9,000         120,555         9,000
  Legal and accounting                               35,836        16,254          44,831        23,887
  Office and miscellaneous                            4,393         1,392          20,418         7,442
  Rent                                               18,411         5,350          34,545         7,350
  Shareholder information and printing                3,000         8,356           3,837         8,356
  Telephone and internet                              6,148         2,294           9,374         3,804
  Transfer agent fees                                 2,489         1,664           3,093         3,280
  Travel                                             41,752        46,847         101,493        61,218
  Wages and benefits                                125,488        40,413         202,661        40,413
                                                 __________    __________      __________    __________
                                                    449,735       423,946         866,242       585,384
                                                 __________    __________      __________    __________
Loss before other items                          (  801,360)   (  533,309)     (1,183,973)   (  795,146)
Other items:
  Financing fee                                           -    (    5,903)              -    (    5,903)
  Interest income                                    22,046        21,225          50,452        41,928
  Gain on write-off of accounts payable                   -             -               -         3,346
  Foreign exchange                                    3,207        25,325          17,463        25,325
                                                 __________    __________      __________    __________
Net loss for the period                         $(  776,107)  $(  492,662)    $(1,116,058)  $(  730,450)
                                                 ==========    ==========      ==========    ==========
Loss per share                                  $(     0.06)  $(     0.05)    $(     0.10)  $(     0.07)
                                                 ==========    ==========      ==========    ==========

                          SEE ACCOMPANYING NOTES

                         SENSE TECHNOLOGIES INC.
                          STATEMENT OF DEFICIT
                 for the six months ended August 31, 2001
                       (Stated in Canadian Dollars)
                    (Unaudited - See Notice to Reader)
                    __________________________________


                                                    2001         2000
                                                    ____         ____

Deficit, beginning of period                    $(6,966,231)  $(4,623,126)

Net loss for the period                          (1,116,058)   (  595,309)
                                                 __________    __________
Deficit, end of period                          $(8,082,289)  $(5,218,435)
                                                 ==========    ==========

                          SEE ACCOMPANYING NOTES


                         SENSE TECHNOLOGIES INC.
                         STATEMENT OF CASH FLOWS
                 for the six months ended August 31, 2001
                       (Stated in Canadian Dollars)
                    (Unaudited - See Notice to Reader)
                    __________________________________

                                              3 months ended August 31,     6 months ended August 31,
                                                    2001        2000              2001         2000
                                                    ____        ____              ____         ____
Operating Activities
  Net loss for the period                       $(  776,107)  $(  492,662)    $(1,116,058)  $(  730,450)
  Add items not involving cash:
    Foreign exchange                             (    4,547)   (   25,312)          2,420    (   25,312)
    Amortization                                     30,848        29,865          61,695        57,643
    Amortization of deferred development costs       57,643        57,643         115,285       115,285
    Amortization of license fees                     31,360        30,846          62,720        61,692
    Gain on write-off of accounts payable                 -             -               -    (    3,346)
                                                 __________    __________      __________    __________
                                                 (  660,803)   (  399,620)     (  873,938)   (  524,488)

  Changes in non-cash working capital balances
  related to operations:
    Accounts receivable                             335,213        57,059          55,232       171,440
    Inventory                                    (    4,241)   (  167,363)        143,420    (  167,363)
    Prepaids                                          5,601             -          17,335    (    4,195)
    Accounts payable                                 30,776    (   19,696)         35,984    (  197,989)
                                                 __________    __________      __________    __________
Net cash used in operations                      (  293,454)   (  529,620)     (  621,967)   (  722,595)
                                                 __________    __________      __________    __________

Financing Activities
  Proceeds from issuance of common shares                 -         5,600               -         5,600
  Proceeds from convertible promissory
    notes payable                                         -     2,205,500               -     2,205,500
                                                 __________    __________      __________    __________
Net cash provided by financing activities                 -     2,211,100               -     2,211,100
                                                 __________    __________      __________    __________

Investing Activities
  Patent costs                                   (    4,217)   (    4,102)     (    4,217)   (    4,102)
  Acquisition of capital assets                  (    1,543)   (    8,348)     (   99,922)   (    8,348)
  Increase in long-term promissory
    note receivable                              (   20,973)            -      (   42,653)            -
                                                 ___________   __________      __________    __________
Net cash used in investing activities            (   26,733)   (   12,450)     (  146,792)   (   12,450)
                                                 ___________   __________      __________    __________

                                                                   .../Cont'd.

                          SEE ACCOMPANYING NOTES


                         SENSE TECHNOLOGIES INC.
                         STATEMENT OF CASH FLOWS
                 for the six months ended August 31, 2001
                       (Stated in Canadian Dollars)
                    (Unaudited - See Notice to Reader)
                    __________________________________

                                              3 months ended August 31,     6 months ended August 31,
                                                    2001        2000              2001         2000
                                                    ____        ____              ____         ____
Effects of exchange rate changes on cash
  held in foreign currency                       (    1,753)        7,528          11,498         7,528
                                                 __________    __________      __________    __________
Increase (decrease) in cash during the period    (  321,940)    1,676,558      (  757,261)    1,483,583

Cash, and cash equivalents, beginning
  of period                                         368,798        44,147         804,119       237,122
                                                 __________    __________      __________    __________
Cash, and cash equivalents, end of period       $    46,858   $ 1,720,705     $    46,858   $ 1,720,705
                                                 ==========    ==========      ==========    ==========


Non-cash Transactions - Note 4

                          SEE ACCOMPANYING NOTES


                         SENSE TECHNOLOGIES INC.              Schedule 1
                        SCHEDULE OF DIRECT COSTS
               for the six months ended August 31, 2001
                      (Stated in Canadian Dollars)
                   (Unaudited - See Notice to Reader)
                   __________________________________

                                              3 months ended August 31,     6 months ended August 31,
                                                    2001        2000              2001         2000
                                                    ____        ____              ____         ____
Direct Costs
  Amortization of deferred development costs    $    57,643   $    57,643     $   115,285   $   115,285
  Amortization of license fees                       31,360        30,846          62,720        61,692
  Cost of sales                                           -             -         147,662             -
  Equipment rental                                        -         3,657               -        10,918
  Freight and customs                                     -         4,289               -         6,093
  Product engineering                                15,886        12,928          17,441        15,627
  Product testing                                         -             -               -           147
  Sales returns                                     246,736             -         246,736             -
                                                 __________    __________      __________    __________
                                                $   351,625   $   109,363     $   589,844   $   209,762
                                                 ==========    ==========      ==========    ==========

                          SEE ACCOMPANYING NOTES

                         SENSE TECHNOLOGIES INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                             August 31, 2001
                      (Stated in Canadian Dollars)
                   (Unaudited - See Notice to Reader)
                   __________________________________

Note 1   Interim Reporting

         While the information presented in the accompanying six months to August 31, 2001, financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented.

Note 2   Share Capital

         a)  Authorized:

             99,250,000 common shares without par value


                                    August 31, 2001       August 31, 2000
                                      ____________          ____________
         b)  Issued:                 #           $           #           $
                                    ____        ____        ____        ____
             Balance, beginning
             and end of period     11,859,502   8,883,379   8,515,190  8,515,190

             Issued:
             Pursuant to agreements
              to settle debts for
              shares--at $6.04
              (US$4.04)                59,406    358,992           -           -
                                   __________  _________   _________   _________
             Balance, end of
               period              11,918,908  9,242,371   8,515,190   8,883,379
                                   ==========  =========   =========   =========

             Escrow:

             At August 31, 2001, there are 5,970,190 shares held in escrow by the Company's transfer agent. The release of these shares is subject to the direction or determination of the relevant regulatory authorities.

         c)  Commitments:

             Stock-based Compensation

             At August 31, 2001, incentive stock options to purchase up to 960,000 common shares were outstanding to directors, officers and employees of the Company. These options were granted with an exercise price equal to the market price of the Company's shares on the date of the grant.

Sense Technologies, Inc.
Notes to the Financial Statements
August 31, 2001 - Page 2
(Stated in Canadian Dollars)
(Unaudited--See Notice to Reader)
_______________________________

Note 2   Share Capital - (cont'd)

         c)  Commitments: --(cont'd)

             Stock--based Compensation--(cont'd)

             A summary of the incentive stock options outstanding as at August 31, 2001 is presented below:

                                                                       Weighted
                                                                       Average
                                                          Number of    Exercise
                                                            Share       Price
                                                            _____       _____
             Outstanding, beginning of period and
             outstanding and exercisable at the
             end of the period                             960,000      $10.17
                                                           =======      ======


         At August 31, 2001, the following employee and director share purchase options were outstanding:

                                         Exercise       Expiry
                                 #         Price         Date
                              ______       _____         ____

                               15,000      $1.12    October 27, 2002
                               10,000      $9.10    June 22, 2003
                               40,000      $10.46   June 25, 2004
                               40,000      $8.54    October 21, 2004
                               25,000      $9.20    June 8, 2005
                              805,000      $10.50   August 4, 2005
                               25,000      $8.54    January 8, 2006
                              _______
                              960,000
                              =======

Note 3   Restatement of Comparative Figures
         __________________________________

         The comparative figures have been restated to correct an overstatement of sales. Accordingly the following accounts have been restated for the six months ended August 31, 2000

                                                Increase (Decrease)
                                                ___________________

         Sales                                      $(  341,661)
         Direct costs                               $(  206,520)
         Net loss                                   $   135,141
         Loss per share                             $      0.01

Sense Technologies, Inc.
Notes to the Financial Statements
August 31, 2001 - Page 3
(Stated in Canadian Dollars)
(Unaudited--See Notice to Reader)
_______________________________

Note 4   Non-cash Transactions
         _____________________

         Investing and financing activities that do not have a direct impact on currrent cash flows are excluded from the cash flow statements. The following transactions have been excluded from the statement of cash flows:

         During the six months ended August 31, 2001, the Company issued 59,406 common shares at $6.04 for total proceeds of $358,992 pursuant to agreements to settle debts for shares.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  Sense Technologies, Inc.
                                                  ________________________
                                                          Comany

                                                By:  /s/Gerald McIlhargey
October 17, 2001                                  ________________________
							Gerald McIlhargey
							President


*  Print the name and title of the signing officer under his signature.